Exhibit 99.1

XPENG Announces Vehicle Delivery Results for October 2025

•	Sets new monthly record with 42,013 vehicles delivered in October, up 76% YoY

•	Exceeds 40,000 monthly deliveries for the second consecutive month

GUANGZHOU, China, Oct 31, 2025 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for October 2025.

XPENG achieved record deliveries of 42,013 Smart EVs in October 2025, up 76% year-over-year and 1% month-over-month. October also marked the second consecutive month that XPENG deliveries exceeded 40,000 units, underscoring the Company’s accelerating growth trajectory and rising brand momentum. In total, XPENG delivered 355,209 Smart EVs in the first 10 months of 2025, 190% higher than the same period last year.

XPENG also accelerated its global expansion in October, entering seven new markets across Europe, Asia and Africa: Lithuania, Latvia, Estonia, Cambodia, Morocco, Tunisia and Qatar.

User adoption of XNGP, XPENG’s industry-leading advanced driver assistance system, also remains strong, with XNGP’s monthly active user penetration rate in urban driving reaching 86% in October.

XPENG will host its 2025 XPENG AI Day event at the XPENG Tech Park in Guangzhou on November 5. At this year’s XPENG AI Day, XPENG will spotlight the latest breakthroughs and future development roadmap for XPENG’s in-house developed AI technology, with key focuses on including Physical AI, robotaxi, and other pioneering advancements etc.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to become a smart technology company trusted and loved by users worldwide. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Shenzhen, Silicon Valley and San Diego. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.